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Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940

We, as members of management of State Street Navigator Securities Lending Prime Portfolio (the Fund), a series of State Street Navigator Securities Lending Trust, are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds compliance with the requirements of subsections (b) and (c) of Rule 17f2 as of October 31, 2002, and from March 31, 2002 through October 31, 2002.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f2 of the Investment Company Act of 1940 as of October 31, 2002, and from March 31, 2002 through October 31, 2002, with respect to securities reflected in the investment account of the Fund.

Navigator Securities Lending Trust



By:



Edward J. O Brien




Senior Vice President  Division Head



Date





By:



Cinzia M. Liambo
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Vice President  Compliance



Date

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December 16, 2002

To the Trustees of State Street
Navigator Securities Lending Trust

We have examined managements assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, about State Street Navigator Securities Lending Prime Portfolio (the Fund) compliance with the requirements of subsections (b) and (c) of Rule 17f2 under the Investment Company Act of 1940 (the Act) as of October 31, 2002. Management is responsible for the Companys compliance with those requirements. Our responsibility is to express an opinion on managements assertion about the Companys compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Companys compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of October 31, 2002 and with respect to agreement of security purchases and sales, for the period from March 31, 2002 (the date of our last examination), through October 31, 2002:

For securities which were held by the Fund at October 31, 2002, we read the reconciliations of the State Street Bank and Trust Company (Custodian) investment positions to the positions held for the Custodians account at the Depository Trust Company and the Federal Reserve Bank observing no unresolved differences.

We confirmed all domestic and foreign time deposit and funding agreement positions at October 31, 2002 with counterparty brokers and banks;

We agreed the Custodians Eurodollar certificates of deposit positions in aggregate at October 31, 2002 (including the Fund's positions) to the position held in omnibus book entry form by the Funds subcustodian, Bank One, NA London Branch;

We reconciled all securities to the books and records of the Fund and the Custodian;

We agreed five security purchases and five security sales or

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maturities since our last examination from the books and records of the Fund to broker confirmations or subsequent bank statements.





We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds compliance with specified requirements.

In our opinion, managements assertion that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f2 of the Investment Company Act of 1940 as of October 31, 2002 with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of the Board of Directors, management, and the Securities and Exchange
Commission and is not intended to be and should not be used by anyone other than these specified parties.



PricewaterhouseCoopers LLP
Boston, Massachusetts

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